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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)

                          SHOWBIZ PIZZA TIME, INC.
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                              (NAME OF ISSUER)


                      COMMON STOCK, $0.10 PAR VALUE PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                  825388309
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                               (CUSIP NUMBER)

                              W. ALAN KAILER, ESQ.
                JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                               (214) 855-4500
- --------------------------------------------------------------------------------
                      (NAME, ADDRESS AND TELEPHONE NUMBER
                        OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                                JULY 1, 1996
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)
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CUSIP No. 825388309

         1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                 The Hallwood Group Incorporated                    51-0261339
                 ---------------------------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group  (See
                 Instructions) (a) [ ]          (b) [ ]

         3.      SEC Use Only
                             ---------------------------------------------------

         4.      Source of Funds (See instructions)       Not Applicable
                                                   -----------------------------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.      Citizenship or Place of Organization     Delaware
                                                      --------------------------

         Number of Shares          7. Sole Voting Power           2,413,789
                                                               -----------------
         Beneficially Owned by     8. Shared Voting Power                 0
                                                               -----------------
         Each Reporting            9. Sole Dispositive Power      2,413,789
                                                               -----------------
         Person With              10. Shared Dispositive Power            0
                                                               -----------------



         11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                        2,413,789
                 ---------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

         13.     Percent of Class Represented by Amount in Row 11.
                                         13.2%
                 ---------------------------------------------------------------

         14.     Type of Reporting Person (See Instructions):
                                          CO
                 ---------------------------------------------------------------






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                                  Schedule 13D

         This Amendment No. 9 to Schedule 13D amends the Schedule 13D, dated March 8, 1994, as amended (the "Schedule 13D"), filed by The Hallwood Group Incorporated, a Delaware corporation, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

ITEM 1.          SECURITY AND ISSUER.

                 This statement on Schedule 13D relates to the Common Stock, par value $0.10 per share, of ShowBiz Pizza Time, Inc. (the "Company"). The address of the principal offices of the Company is 4441 West Airport Freeway, Irving, Texas 75062.

ITEM 2.          IDENTITY AND BACKGROUND.

(a)      Name:

                          The person on whose behalf this statement is filed is
                 The Hallwood Group Incorporated, a Delaware corporation ("Hallwood").

                          Hallwood's Board of Directors consists of Anthony J.
                 Gumbiner, Brian M. Troup, Robert L. Lynch, Charles A. Crocco, Jr. and J. Thomas Talbot. Hallwood's officers are Anthony J. Gumbiner, Chairman of the Board of Directors and Chief Executive Officer; Brian M. Troup, President and Chief Operating Officer; William L. Guzzetti, Executive Vice President; Melvin J. Melle, Vice President, Chief Financial Officer and Secretary; Mary P. Doyle, Vice President, and Joseph T. Koenig, Assistant Secretary and Treasurer. Although such directors and officers are not reporting persons, they are persons ("Instruction C Persons") identified in Instruction C to Schedule 13D and hence provide the information required by Items 2 through 6 of this Schedule 13D.

                 (b)      Business address:

                          The address of the principal office of Hallwood is
                 3710 Rawlins, Suite 1500, Dallas, Texas 75219. All of the directors and executive officers can be contacted at this address.

                 (c)      Principal business:

                          Hallwood is a diversified holding company comprised
                 of three divisions operating in five business segments: real estate, energy, textile products, hotels and investments in associated companies.





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                          Anthony J. Gumbiner is Chairman of the Board of
                 Directors, Chief Executive Officer and a director of Hallwood, Chairman of the Board of Directors, Chief Executive Officer and a director of Hallwood Energy Corporation ("HEC"), a director of Hallwood Holdings S.A. ("HHSA"), and a director of the Company, Hallwood Consolidated Resources Corporation ("HCRC") and Hallwood Realty Corporation ("HRC"), which is the general partner of Hallwood Realty Partners, L.P. ("HRP").

                          William L. Guzzetti is President, Chief Operating
                 Officer and a director of HEC, Executive Vice President of Hallwood, President and director of HRC, and President and director of HCRC.

                          Brian M. Troup is President, Chief Operating Officer
                 and a director of Hallwood, a director of HHSA, the Company, HEC, HCRC and HRC and Finance Director of Anglo Metropolitan Holdings, plc.

                          Robert L. Lynch is Vice Chairman and a director of
                 Hallwood, a director of the Company, and Chairman of the Board and Chief Executive Officer of Perpetual Storage, Inc.

                          Charles A. Crocco, Jr. is a director of Hallwood,
                 First Banks America, Inc. and the Company, and is a shareholder in the law firm of Crocco & DeMaio, P.C.

                          J. Thomas Talbot is a director of Hallwood, Fidelity
                 National Financial, Inc., the Company, Hemetter Enterprises, Inc., The Baldwin Company and Koll Real Estate Group. Mr. Talbot is a partner of Shaw & Talbot and Pacific Management Group and is the owner of The Talbot Company.

                          Melvin J. Melle is Vice President, Chief Financial
                 Officer and Secretary of Hallwood.

                          Mary P. Doyle is Vice President of Hallwood.

                          Joseph T. Koenig is Assistant Vice President and
                 Treasurer of Hallwood.


                 (d)      Criminal convictions:

                          None of the persons providing information in this
                 statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

                 (e)      Civil proceedings:

                          None of the persons providing information in this
                 statement have been subject to a judgment, decree or final order enjoining future violations of or





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                 mandating activities subject to federal securities laws or finding any violation with respect to such laws.

                 (f) Hallwood is a Delaware corporation with its principal business offices at the address given above. Messrs. Gumbiner and Troup are citizens of the U.K. Messrs. Lynch, Crocco, Talbot, Melle and Koenig and Ms. Doyle are citizens of the United States of America.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                          Not applicable.

ITEM 4.          PURPOSE OF TRANSACTIONS.

                          On July 1, 1996, Hallwood sold in open market
                 transactions 20,000 shares and 17,500 shares of the Company's Common Stock for a per share price of $17.125 and $17.000, respectively. The sale of the Company's Common Stock by Hallwood was for the purpose of raising working capital. Hallwood currently has no other plans or proposals with respect to the Company required to be reported pursuant to this Item.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) As of the date of this filing, Hallwood owns 2,413,789 shares (the "Shares") of the Common Stock of the Company, representing approximately 13.2% of the shares of the Common Stock outstanding on June 30, 1996.

                 (b) Hallwood has sole existing and dispositive power over the Shares.

                 (c) The following table shows the sales made by Hallwood during the sixty-day period prior to July 1, 1996 (each sale was effected in an open market transaction):

                                   Number of        Price                        Number of        Price
                    Date          Shares Sold     Per Share          Date       Shares Sold     Per Share
                    ----          -----------     ---------          ----       -----------     ---------
                   5/7/96           10,000         22.2500         5/13/96         7,000         23.5000
                   5/7/96            5,000         22.3125         5/13/96         3,000         23.3750
                   5/8/96           10,000         22.6250         5/23/96         2,500         16.5000
                   5/8/96           10,000         22.5000         5/31/96         6,000          16.000
                   5/8/96            5,000         22.3750          6/3/96         6,000          16.000
                   5/9/96           10,000         22.7500         6/14/96        23,000          16.000
                   5/10/96          10,000         22.8750         6/17/96        10,000          16.000
                   5/10/96           5,000         23.3750         6/17/96         5,000          16.500
                   5/10/96           5,000         23.3125         6/18/96         6,500         15.8750
                   5/13/96          10,000         23.6250         6/18/96        14,000          16.000
                   5/13/96           7,500         24.2500         6/18/96         2,000         16.1250





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                 (d)      Not applicable.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                          In connection with the settlement of certain claims
                 arising under the petition for reorganization relief under Title 11 of Chapter 11 of the United States Code filed by Integra - A Hotel and Restaurant Company ("Integra"), Hallwood issued a Secured Settlement Note and Pledge Agreement in the principal amount of $4,000,000, dated March 8, 1994 (the "Note") to the Integra Unsecured Creditors' Trust (the "Trust"). The Note is secured by a pledge of 517,242 shares (on a post-split basis) of Common Stock of the Company (the "Shares") held by Hallwood, including any extraordinary dividends of any type on the Shares. For purposes of the agreement, extraordinary dividends include, but are not limited to, dividends of any security or other non-cash assets, whether in the form of stock splits or otherwise, and cash dividends that, over the course of one year, exceed 1% of the market value of the stock.

                          In addition, Hallwood granted to the Trust the
                 following rights: if, on the date the Note is paid in full (the "Payment Date"), the Shares have a market value greater than $25.00 per share, taking into account any stock split, Hallwood will be obligated to pay immediately an amount equal to the difference between the market value of the Shares and $25.00 per share. The market value of the Shares will be measured by taking an average of the closing prices of the Common Stock for the month prior to the Payment Date.

                          On April 19, 1994, Hallwood obtained a $6,000,000
                 line of credit from Merrill Lynch Business Financial Services Inc. and secured this line of credit with a pledge of 1,439,365 shares of Common Stock of the Company held by Hallwood. The line of credit was amended on June 4, 1996, increasing the loan amount to $7,000,000. As of July 1, 1996, the line of credit is secured by 1,896,547 shares of Common Stock of the Company held by Hallwood.

ITEM 7.          MATERIALS FILED AS EXHIBITS.

                 None.





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                                   SIGNATURE

                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 11, 1996   THE HALLWOOD GROUP INCORPORATED


                       By: /s/ Melvin J. Melle
                           -----------------------------------------------------
                           Melvin J. Melle

                           Vice President, Chief Financial Officer and Secretary





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